Bitcoin as EZ as ETF

Introducing EZBC, our new spot Bitcoin ETF that gives investors a simple, convenient way to access the crypto market.

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Key Benefits | FT Digital Assets | Prospectus and Resources | Learn More

NOW AVAILABLE

Franklin Bitcoin ETF (EZBC)

We believe that the journey to mass adoption of digital assets could be similar to the proliferation of new technologies in the 1990s and early 2000s. The latest in our suite of digital asset offerings, EZBC is an easy way for investors to tap into this new asset class. Key benefits include:

Simplified access

Convenient and cost-effective, lowering the barrier of entry into the crypto market.

Credibility

Offered by Franklin Templeton, a trusted partner to clients for over 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.

Emerging opportunity

Exposure to an emerging asset class still early in its adoption cycle, with the potential for attractive returns for risk-tolerant investors willing to embrace volatility.


EZBC: an investment fund
that enables
investors
to track
Bitcoin's price movements
without
directly investing in cryptocurrency

75 Year History of Innovation

Throughout our 75+ year history, we have been committed to challenging the status quo in our industry by being forward thinkers and incubating innovations. This has not only allowed us to grow to become one of the largest trusted asset managers globally, but also to deliver investment solutions today for our clients' tomorrows. Our passion has us future facing, and our dedicated digital assets team are pioneers in the space, committed to pushing the industry forward on behalf of our clients.

Franklin Templeton—A Digital Assets Pioneer: Learn More

Early adopter with broad expertise and technical talent

Our 40+ person team has been active in the digital assets ecosystem since 2018, building blockchain-based technology solutions, developing a range of investment strategies, and running node validators.

Dedicated digital assets research

We leverage fundamental "tokenomics" analysis, insights from our dedicated data science team, and our deep industry connections to help inform product development and investment decisions.

Track record of responsible innovation

We launched the first U.S. registered mutual fund to use public blockchains to process transactions and record share ownership.

Prospectus and Resources

Franklin Bitcoin ETF prospectus

Your clients should read the prospectus carefully before they invest or send money.

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EZBC Flyer

A closer look at Franklin Bitcoin ETF.

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Crypto glossary

A summary of the key terms within the digital assets space.

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Digital assets overview

See how we're setting the pace of blockchain innovation in asset management.

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Learn More

Franklin Bitcoin ETF | Digital Assets Overview | ETFs at Franklin Templeton

Learn more about EZBC

Financial professionals interested in additional information can request a call with one of our ETF specialists. Please fill out the form below or email FTETFSalesSupport@franklintempleton.com.

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What Are the Risks?

All investments involve risks, including possible loss of principal.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only bitcoin and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Fund is not intended as a complete investment plan.**

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's bitcoin has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders.

A temporary or permanent "fork" could adversely affect the value of the Shares. Shareholders should not expect to receive the benefits of any forks or "airdrops."

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from bitcoin price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of bitcoin represented by each Share will decrease over the life of the Fund due to the sales of bitcoin necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

These and other risks are described more fully in the Fund's prospectus.

Important Legal Information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETF's net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of bitcoins published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of bitcoin. Creation Units may be created or redeemed by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of bitcoin and the trading price of the Shares on the Cboe BZX exchange at the time of offer.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

Investors should carefully consider a fund's investment goals, risks, charges and expenses before investing. Download a prospectus, which contains this and other information. Please read the prospectus carefully before you invest or send money.

Franklin Distributors, LLC. Member FINRA/SIPC. Investment Products: NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.